

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 2, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 26, 2026, The Nasdaq Stock Market (the "Exchange") received from Baillie Gifford ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, par value of $0.00000001 per share, of each of:

Baillie Gifford Emerging Markets ETF

Baillie Gifford International Alpha ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi
